Exhibit 99

UNDERTAKING TO FILE EXHIBITS PURSUANT

TO ITEM 601(b)(4)(iii)(A) OF REGULATIONS S-K

The undersigned registrant acknowledges that it has not filed with the Securities and Exchange Commission (the “Commission”) copies of certain instruments with respect to long-term debt of the registrant representing obligations not exceeding 10% of the registrant’s total assets as of December 30, 2006, pursuant to the provisions of Item 601(b)(4)(iii)(A) of Regulation S-K of the Commission (the “Regulation”).

Pursuant to the Regulation, the undersigned registrant hereby undertakes to furnish to the Commission upon its request a copy of any such instrument.

This is the 30th day of March, 2007.

DELHAIZE AMERICA, INC.

/s/ Carol M. Herndon
Carol M. Herndon
Executive Vice President of Accounting and Analysis and Chief Accounting Officer